                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Snyder Communications
                                                    Commission File No.: 1-12145

The following are materials prepared by Havas Advertising for a presentation to investors and analysts on July 5, 2000. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN ITEM 12 OF THE ANNUAL REPORT ON FORM 10-K OF SNYDER COMMUNICATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 ON FILE WITH THE SEC (COMMISSION FILE NO. 1-12145). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

"FORWARD-LOOKING INFORMATION"

This document contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the Snyder Communications companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 00-33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concering the participants in the proxy soliciation will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]

                                 July 5, 2000

                            3 Year Plan: 1999-2001


                                    Develop

                          Diversified Agencies Group

                      by taking advantage of high-growth

                                    sectors

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]



                            3 Year Plan: 1999-2001


     Multiply Gross Income by 2.5 within 3 years

     Rank among the Top 5 worldwide networks in terms of interactivity

     Enable Havas Advertising to increase capabilities in Marketing Services to *60%

     * Greater than

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]



                            3 Year Plan: 1999-2001

     Locally, take advantage of every opportunity that arises with companies wishing to retain their identity and their independence

     Through strong organic growth and acquisitions

     Organised in six key disciplines

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]


                            3 Year Plan: 1999-2001

     Marketing Services

          .  Direct Marketing - Database Management
          .  Sales Promotion  - Field Marketing

     Interactive
     PR & Corporate Communications
     Design
     Human Resources and Recruitment
     Advertising

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]

Strategic Acquisition Plan

                        Acquisitions 1999 - April 2000

     Marketing Services

          . Purchase Point         UK
          . Fotorama               UK
          . MBO                    UK
          . The Riley Group        UK
          . Eve                    France
          . Telog                  France
          . Hollander              UK

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]

Strategic Acquisition Plan

                        Acquisitions 1999 - April 2000

PR &                 Grayling Group                     UK/France
Corporate            W & Cie                            France
                     CSP                                USA
                     Gilmore                            Ireland

Design               DIA                                UK/Singapore

Interactivity        Altid                              France

Research             RSMB                               UK

Advertising          Young Advertising                  Ireland

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]
Strategic Acquisition Plan

                          Start ups 1999 - April 2000

          AIS Group                          UK

          Enjoy Scher Lafarge                France

          EHS Bolser Ison Mullen Hair        UK

          Brandsmiths                        UK

          Steam                              UK

          Australie.com                      France

          @n-Off                             France

Diversified Agencies Group                       [LOGO OF DIVERSIFIED AGENCIES]



                            3 Year Plan: 1999-2001

     Record new business growth

     1999 net new business billings
             . 900 MFF
             . double vs 98

     Main Wins:
      . Virgin Atlantic         . Virgin Net           . Sky TV
      . Carrefour/Promodes      . Leclerc              . Liberty Surf
      . Lancel                  . The Body Shop        . Movenpick
      . Electrolux              . Equant               . Gaz de France

     Record organic growth
     1999: + 18 %

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]
Key Facts


   52 agencies

   73 offices

   2800 employees

   Present in 7 countries:

     .  France, UK, USA, Italy, Ireland, Singapore, Belgium

   Gross Income 2000/E/ ex. SNC : (C) 2000 MF

Diversified Agencies Group                       [LOGO OF DIVERSIFIED AGENCIES]


                              Marketing Services

ACG Communications            USA          Fotorama                  UK

AIS Group                     UK           Lagon                     France

Brandsmiths                   UK           MSF                       UK

Communider                    France       MBO                       UK

ehs:realtime                  UK           Skybridge                 UK

ehs Bolser Ison Mullen Hair   UK           Steam                     UK

All Response Media            UK           Telog                     France

SDM                           UK           Data Communique
                                           International             USA

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]


                                  Interactive


     AMX Communications       UK

     Zinc                     UK

     Connectworld             France

     Australie.com            France

     Altid                    France

     And   ehs:realtime
           The Link

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]


                                PR & Corporate

     Grayling Group           Belgium, France,
                              Ireland, Scotland,
                              Singapore, UK,
                              USA, Wales


     Creamer Dickson Basford  USA

     W & Cie                  France

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]


                                    Design

     Conran Design Group           UK

     DIA                           Singapore

     ER Design                     France

     Unedite                       France

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]

     Human Resources Communication

     Riley Group              UK

     Er Futurs                France

     The Link                 France

     Groupe Bernard Julhiet   France

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]

                                  Advertising


          Ateliers ABC                                   France

          Australie                                      France

          Colorado                                       France

          Enjoy Scher Lafarge                            France

          Le Nouvel Eldorado                             France

          @n - Off                                       France

          Young Advertising                              Ireland

          Di Pace Concato & Partners                     Italy

Diversified Agencies Group                        [LOGO OF DIVERSIFIED AGENCIES]

                                   Research

     Field Research Corporation                        USA

     RSMB                                              UK

Diversified Agencies Group

                                                  [LOGO OF DIVERSIFIED AGENCIES]
Top 20 Clients

       Microsoft                                Gaz de France

       Vendome                                  Ford

       Vodafone                                 McVities

       British Gas                              Peugeot

       Cegetel                                  Lucent

       Tesco                                    Andover Controls

       Procter & Gamble                         M & G

       Canal+                                   Vivendi

       BNP Paribas                              Promodes/Carrefour

       Leclerc                                  BT

                           16% of total Gross Income

Our Client Top 20                                 [LOGO OF DIVERSIFIED AGENCIES]

[LOGO OF MICROSOFT]             [LOGO OF BNP]               [LOGO OF CEGETEL]

[LOGO OF BRITISH GAS]           [LOGO OF GAZ DE FRANCE]     [LOGO OF LUCENT
                                                              TECHNOLOGIES]

[LOGO OF PROCTER & GAMBLE]      [LOGO OF ANDOVER CONTROLS]  [LOGO OF PINAULT
                                                              PRINTEMPS-REDOUTE]

[LOGO OF BT]                    [LOGO OF TESCO]             [LOGO OF PEUGEOT]

[LOGO OF CANAL+]

Diversified Agencies Group

                                                  [LOGO OF DIVERSIFIED AGENCIES]
Top 12 (GI greater than 50 MFF)

ehs:realtime Group               UK              Conran Design Group      UK

Australie Group                  France          CDB                      USA

Skybridge Group                  UK              ACG Communications       USA

Riley Group                      UK              Le Nouvel Eldorado       France

Grayling Group                   UK              MBO                      UK

Futurs / The Link                France

Data Communique
International                    USA

                         greater than 60%  of total Gross Income

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]

Breakdown by region

                                2000 Challenge

                                  [PIE CHART]

     Other Continental Europe    5%
     Singapore                 0,5%
     USA                      17,5%
     Italy                       1%
     France                     31%
     Belgium                   0,5%
     UK                         43%
     Ireland                   3.1%

Diversified Agencies Group

                                                  [LOGO OF DIVERSIFIED AGENCIES]
Breakdown by business

                                2000 Challenge

                                  [PIE CHART]

     Human Resources              16%
     PR & Corporate               12%
     Advertising                  20%
     Interactive                   8%
     Design                        5%
     Marketing Services           39%

                                                  [LOGO OF DIVERSIFIED AGENCIES]

                          Diversified Agencies Group

                                   and Brann

                                  (July 2000)

Brann Worldwide                                   [LOGO OF DIVERSIFIED AGENCIES]


     Ranked n/o/ 1 DM by Ad Age

     approximately equal to 310 M$ income

      .  50% USA, 50% UK

     Unique competitive set of

      . Strategic agency services and executional marketing services

     5000 employees

Brann Worldwide                                   [LOGO OF DIVERSIFIED AGENCIES]


     Business Unit                             Services

     BrannUK                  =>   Agency, call center, data production,
                                   consulting

     BrannBlau                =>   Agency, media

     BrannEllert              =>   Out-sourced field sales

     BrannForbes              =>   Agency, tracking data, media

     BrannKI                  =>   Agency, field sales, call center

     BrannNRS                 =>   Out-sourced field marketing

     BrannRMG                 =>   Agency, data

Brann Worldwide
                                                  [LOGO OF DIVERSIFIED AGENCIES]
Top 15 Clients*

[LOGO OF BT]           [LOGO OF MERCK]             [LOGO OF PEUGEOT]

[LOGO OF IBM]          [LOGO OF EASTERN]           [LOGO OF SEARS]

                       [LOGO OF FIRSTUSA]

                       [LOGO OF VISA]              [LOGO OF CIBC]

[LOGO OF FIAT]         [LOGO OF PIZZA HUT]         [LOGO OF FLEET]

                                                   [LOGO OF LONDON ELECTRICITY]

Order & Collers


                   * Represents 32% of estimated income 2000

Challenge with Brann                              [LOGO OF DIVERSIFIED AGENCIES]

                            Geographical Breakdown

                                  [PIE CHART]

Singapore          0,2%
Others Europe        6%
France              16%
UK                  44%
USA                 34%

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]
With Brann


     Gross income doubled

     New blue chip clients (no conflicts)

     Stronger U.S. presence

          .    35% of GI vs. 16%

     #1 ranked direct marketer worldwide

     Strong focus on 1 to 1 and customer
     relationship marketing

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]
July 2000

                            3 Year Plan: 1999-2001

     18 months ahead

     Gross Income multiplied by greater than 4

     EBIT getting close to Havas Advertising
     objective (15%)

     Already strong in the 3 key countries and some specialisms

          .    UK - France - USA

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]
2000 - 2001 strategy

                              Marketing Services

         Remain a priority

         French operation to develop

         Presence in European key markets

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]
2000 - 2001 strategy

                                  Interactive

         Reinforce Connectworld / France

         Be present in Germany, Spain, Italy and the Netherlands + Northern
         Europe

         Organize networking

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]
2000 - 2001 strategy

                      Public Relations, Public Affairs,

                                 Financial PR

      Geographical expansion in Continental Europe

      Critical mass in the USA

      Financial PR in London, Paris, Frankfurt and New York

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]
2000 - 2001 strategy

                                    Design

            Develop London and Paris

            Establish presence in LATAM

            A partner is needed in the USA

            Launch of a global brand

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]
2000 - 2001 strategy

                        Human Resources Communications

     Global business especially for high profile companies (high tech)

     Increasing role of internet (on-line recruitment)

     To become a global player (Europe And USA)

     Markets

           .  UK, Ireland, Belgium, Netherlands, Germany, Spain, USA

Diversified Agencies Group
                                                  [LOGO OF DIVERSIFIED AGENCIES]
2000 - 2001 strategy

                                  Advertising

     20 % of the Group today and still the most visible discipline

     Complementary to the other specialisms

     We will use every opportunity to have Advertising agencies in key countries

     High profile start-ups or acquisitions

               .  June USA